

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2022

Rhonda Keaveney
Chief Executive Officer
Eline Entertainment Group, Inc.
7339 E. Williams Drive
Unit 26496
Scottsdale, AZ 85255

> **Re: Eline Entertainment Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 24, 2022**
> **File No. 000-30451**

Dear Ms. Keaveney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G filed August 24, 2022

General

1. Please reconcile references throughout your registration statement to your officers, directors, executive officers, and management with your disclosure in Item 5 that you have only one individual serving as director, officer, and executive officer.

Item 1. Business, page 1

2. We note the statement on page 1 that "we are actively pursuing a viable merger candidate." Please expand upon this disclosure to discuss the current status of any negotiations or discussions regarding a potential business combination.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 15

3. Please revise your beneficial ownership table to clearly indicate the beneficial owner and natural person with dispositive voting power for Small Cap Compliance, LLC. Refer to Item 403 of Regulation S-K. Based upon disclosure elsewhere in the registration statement, it appears Ms. Keaveney is the control person for Small Cap Compliance, LLC. If so, please revise her ownership information to also include the shares held beneficially through Small Cap Compliance, LLC.

4. We note that the preferred D shares have voting rights with the common stock and that "if at least one share of Series D Stock is issued and outstanding, then the total aggregate issued shares of Series D Stock at any given time, regardless of their number, shall have voting rights equal to 20 times the sum of (i) the total number of shares of Common Stock which are issued and outstanding at the time of voting, and (ii) the total number of shares of any class of Preferred stock which are issued and outstanding at the time of voting, and (iii) divided by the total number of Series D Stock which are outstanding at the time of voting." Please revise the beneficial ownership table to clearly reflect the voting control of the one share of preferred D stock. In addition, please reconcile the terms of the voting rights with the disclosure in footnote 4 to the financial statements.

Item 5. Directors and Executive Officers, page 16

5. Please expand upon the business experience during the past five years of Ms. Keaveney and Small Cap Compliance, LLC, including prior and current involvement with blank check companies. Please disclose their prior performance history with such companies, including:
   • The company's name;
   • Their relationship with the company;
   • Whether the company has engaged in a business combination;
   • Whether the company registered any offerings under the Securities Act; and
   • Whether any transaction resulted in termination of their association with any blank check or shell company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity.

   In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Ms. Keaveney should serve as a director, as required by Item 401(e) of Regulation S-K.

6. Please provide disclosure of the conflicts of interest that you have, specifically identifying the business involvements of Ms. Keaveney and Small Cap Compliance, LLC that present a conflict of interest with this company and discussing the risks to investors.

Item 6. Executive Compensation, page 16

7. We note the disclosure that there was no direct compensation. Please disclose all compensation, direct and indirect, as required by Item 402(m)(1) of Regulation S-K. We note that Small Cap Compliance, LLC, controlled by Ms. Keaveney, was compensated for its role as custodian.

Item 10. Recent Sale of Unregistered Securities, page 17

8. Please revise to disclose all recent sales of unregistered securities and the information required by Item 701 of Regulation S-K. This would include the securities issued to Ms. Keaveney and Small Cap Compliance, LLC.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page 17

9. We note your statement here that "the custodianship has not been discharged as of this disclosure." Please reconcile this disclosure with the Order Discharging and Dismissing the Receivership dated July 29, 2022 filed as Exhibit 10.1.

10. Please revise to clearly disclose the expenses paid by the Custodian on behalf of the company, as discussed on page 2. Please disclose whether such amounts were provided as a loan, and if so provide the disclosure required by Item 404(a)(5) of Regulation S-K.

Exhibits

11. We note that Exhibit 10.4 are articles of amendment for Influential Media Holdings, Inc. Please clarify for us the connection between that entity and the registrant.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Howard Efron at 202-551-3439 or Isaac Esquivel at 202-551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Real Estate & Construction